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                                November 1, 2021

       Yuanmei Ma
       Chief Financial Officer
       Fortune Rise Acquisition Corp
       48 Bridge Street, Building A
       Metuchen, New Jersey 08840

                                                        Re: Fortune Rise
Acquisition Corp
                                                            Amendment No. 5 to
Form S-1
                                                            Filed October 18,
2021
                                                            File No. 333-256511

       Dear Ms. Ma:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 5 to Form S-1

       Our warrants are expected to be accounted for as equity..., page 63

   1. We note your risk factor that currently your warrants are expected to be accounted for as equity in your balance
sheet, but you cannot guarantee that your warrants would not be classified as
liabilities. We further note your disclosure that if auditors of a potential target disagree or the
SEC issues a statement in the future, it could result in different accounting treatment
and you may need to restate your financial statements. These statements appear to
qualify the accounting treatment of the warrants. Please tell us how this disclosure is
appropriate in light of the audit report that states the financial statements are the responsibility
of management and in which your auditor opines that the financial statements present
fairly, in all material respects, your financial position and the results of your operations and
cash flows in conformity with accounting principles generally
 Yuanmei Ma
Fortune Rise Acquisition Corp
November 1, 2021
Page 2
         accepted in the United States of America. Finally, please tell us why the accounting for the warrants determines the terms and conditions of the warrants.
       You may contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you
have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or Erin Purnell at 202-551-3454 with any other questions.



FirstName LastNameYuanmei Ma                                  Sincerely,
Comapany NameFortune Rise Acquisition Corp
                                                              Division of
Corporation Finance
November 1, 2021 Page 2                                       Office of Finance
FirstName LastName